June 10, 2008
VIA EDGAR
Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Canadian Imperial Bank of Commerce Form 40-F for the Fiscal Year Ended October 31, 2007 File Number 001-14678
Dear Mr. Pande:
     Thank you for your letter dated May 27, 2008, addressed to Michael G. Capatides of Canadian Imperial Bank of Commerce (“CIBC” or “the Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on CIBC’s Form 40-F for the fiscal year ended October 31, 2007 and our related letter dated April 4, 2008 in response to the Staff’s letter dated March 19, 2008.
     We appreciate the effort that went into the Staff’s comments. We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment.
Form 40-F
Exhibit B.3(c), Management’s Discussion and Analysis
Liquidity Facilities to ABCP Conduits, page 40
1.	In your response to comment two from our letter dated March 19, 2008, you state that you expect that the liquidity line would only be used to manage extreme liquidity distress as a last resort and therefore have assessed that the probability of a draw to be extremely low. Given your disclosure on page 40 that the ABCP purchases were due to liquidity tightening during the second half of 2007, please tell us the following:
•	How you assessed the variable interests held by you as a result of providing the Global Style Liquidity facility to be insignificant to the primary beneficiary analysis in light of your purchases of ABCP during the year;

•	Whether you considered each purchase of ABCP to be a reconsideration event and, if so, whether you performed a quantitative and qualitative analysis to determine whether you were the primary beneficiary at each reconsideration event; and

•	Clarify whether ABCP purchases were in all cases made pursuant to the contractual obligations, or whether certain purchases were made in advance of any specific obligations to purchase ABCP.
As you have noted, in our response to question #2 in our letter dated April 4, 2008 we assessed the variable interests we are exposed to through the Global Style liquidity facility to be insignificant to the primary beneficiary analysis. Our purchases of ABCP during the year were in all cases voluntary to help support the continued functioning of certain of our sponsored conduits in the challenging credit markets at the time. None of the purchases of ABCP during the year were made pursuant to Global Style liquidity facilities, the prior liquidity facilities or any other contractual obligation.
As noted in our response to question #3 in our letter dated April 4, 2008, we consider significant changes in the level of our holdings in ABCP to be a reconsideration event. As a result, a primary beneficiary analysis was triggered by each significant purchase of ABCP that we made. The primary beneficiary analysis is effectively performed through our processes to continually monitor the percentage holdings we have in each CIBC sponsored conduit. In the event that our percentage holdings are less than 45%, we believe that we are not the primary beneficiary since we believe that the ABCP holdings are the only source of significant variability for the reasons noted in our response to question #2 in our letter dated April 4, 2008. In the event our percentage holdings were to exceed 45% in a particular CIBC sponsored conduit, we would perform a more detailed primary beneficiary analysis to assess whether we should consolidate the conduit. To date based on our monitoring processes, the only time that we considered ourselves the primary beneficiary and accordingly consolidated a CIBC sponsored conduit was from September 10, 2007 to October 17, 2007 when we owned a significant percentage of Sound Trust as noted in our response to question #3 in our letter dated April 4, 2008.
2.	We also note your disclosure on page 58 that commencing September 17, 2007, you are required to provide funding to the identified multi-seller conduits you sponsor, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Further disclosure states that prior to this date, you provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. Please address the following:
•	Clarify whether these new liquidity facilities to purchase assets are in addition to or whether they replace prior liquidity facilities to purchase ABCP in the event of a market disruption;

•	Explain the reason(s) for the change in the requirement for you to provide liquidity funding;

•	Further explain the “satisfaction of certain limited conditions” in the context of how and when you would be required to provide liquidity facilities to these conduits;

•	Tell us if you determined this new requirement to fund non-defaulted assets to be a reconsideration event and, if so, how you considered this change in determining whether you were the primary beneficiary; and

•	Tell us if you have purchased any non-defaulted assets from any conduits and, if so, distinguish between purchases made under this new contractual requirement and those made otherwise.
The liquidity facilities referred to in the second paragraph on page 58 of the MD&A are the Global Style liquidity facilities referred to in both question #1 of this letter and question #2 of our letter dated April 4, 2008. The provision of these facilities on September 17, 2007 replaced the prior liquidity facilities that we were party to, which were known in the market as “General Market Disruption” liquidity facilities.
The provision of Global Style liquidity facilities by CIBC was necessary to (i) ensure the continued support of certain rating agencies in respect of ABCP issued by the CIBC sponsored conduits; (ii) to match the form of liquidity protection provided by certain other major Canadian banks to their bank sponsored conduits; and (iii) to generally help support the continued functioning of the Canadian credit markets.
The primary difference between the General Market Disruption liquidity facilities we previously provided and the Global Style liquidity facilities we commenced providing on September 17, 2007 is that the former could only have resulted in the requirement for CIBC to provide liquidity in the event that the entire Canadian commercial paper market had become totally illiquid in that no commercial paper issuer was able to issue new paper in the Canadian market. Under both styles of liquidity protection, the amount of funding that can be drawn upon is limited by various asset quality related conditions.
The “satisfaction of certain limited conditions” in the context of how and when CIBC could be required to provide liquidity facilities means that CIBC would not be required to provide any funding to a particular conduit in respect of non defaulted assets if the net asset value of the conduit was negative, or if the conduit was not in compliance with various protective covenants related to its continued financial and legal viability.
Consistent with our response to question #3 in our letter dated April 4, 2008, we determined that the provision of Global Style liquidity facilities was a reconsideration event. However, we believe that the variable interests created as a result of providing the liquidity facilities are insignificant to the primary beneficiary analysis as noted in our response to question #1 of this letter. We do not believe that the liquidity facilities result in significant variability being absorbed by CIBC because; (i) we believe that the probability of draw is extremely low since the pricing for the liquidity line upon a draw is generally expected to be higher to the conduits than the cost of raising ABCP; and (ii) of the high quality of the underlying assets in the conduits and the substantial credit enhancements provided by the sellers to the conduits; as noted in question #2 in our letter dated April 4, 2008. We have never purchased any non-defaulted assets from any of the CIBC sponsored multi-sellers nor have we provided any funding to the conduits under the Global Style liquidity facilities.

Visa Gain, page 40
3.	We note your response to comment four from our letter dated March 19, 2008. Please address the following:
•	Provide us the range of per share fair values determined by the independent valuation firm differentiating between the shares subject to immediate mandatory redemption and shares with a three year selling restriction, as applicable;

•	Quantify the per share IPO discount and restricted stock discount that were deducted from the “fully distributed trading value” estimated in the valuation report to arrive at each of the per share fair values; and

•	Tell us how you determined that the use of the midpoint of the range of US dollar denominated per share fair values was most representative of the value of the shares to be received.
The range of per share values determined by the independent valuation firm was US$50.50 to US$58.50 for the shares subject to mandatory redemption and US$53.25 to US$61.25 for the shares subject to the selling restriction. The range for the shares subject to mandatory redemption factored in an IPO discount of 10% (which is the mid point between the range of 5% to 15%) as a deduction of the fully distributed trading value range of US$58 to US$67 per share as determined by the independent valuation firm. The range for the restricted shares did not factor in an IPO discount, but did factor in a restricted stock discount of 7.5% (which is the mid point between the range of 5% to 10%) as a deduction of the fully distributed trading value range as determined by the independent valuation firm.

We chose the mid point of the range of US dollar denominated per share fair values presented by the independent valuation firm as the most representative of the fair value of the shares we received in October 2007 because we did not believe that any one particular value in the range represented the best indicator of value.

4.	We further note the last paragraph in your response to comment four from our letter dated March 19, 2008, and your disclosures regarding Visa Inc. on page 8 of your Q1 2008 quarterly report filed as an exhibit to your Form 6‑K on February 28, 2008. Please address the following:
•	Tell us how you determined that an adjustment to the carrying value of your Visa Inc. shares was not required in Q1 2008 upon obtaining updated information (for instance, the expected Visa Inc. IPO pricing range on February 25, 2008) about the fair value of these shares. Separately address your accounting for the shares subject to mandatory redemption and shares with a three year selling restriction; and

•	Provide us the amount of loss actually recognized in the second quarter of 2008 upon the mandatory redemption of Visa Inc. shares and tell us if any other than temporary impairment with respect to the remaining shares has been recorded.

We determined that an other-than-temporary impairment in respect of all of our Visa shares was not required in Q1 based on the market information that was available as at January 31, 2008. The independent valuation that formed the basis of our initial gain was to a large extent driven by MasterCard’s public information due to the limited amount of publicly available information for Visa and the fact that MasterCard is the closest proxy to Visa. As a result, the strong performance of MasterCard’s stock price from the original October 2007 Visa valuation through to January 31, 2008 was a primary reason for why we believed that an other-than-temporary impairment was not required in Q1 2008. In addition, it was our belief at the end of Q1 2008 that Visa’s final share allocation process (which is based on the relative weighting of the world wide revenue and expense numbers of the various Visa regions across the world) would be favorable compared to what we originally estimated given the relative strength of the Canadian economy and of the Canadian dollar compared to the other world-wide Visa regions.
We believe that the IPO pricing range that Visa Inc. announced on February 25, 2008 represented a “Type II” subsequent event under paragraph 3(b) of CICA Handbook section 3820 Subsequent Events and, as a result, was not permitted to be adjusted for in the January 31, 2008 consolidated financial statements. In particular, we believe that Visa’s February 25, 2008 announcement was not indicative of conditions that existed at January 31, 2008, but instead represented information that reflected post quarter end negotiations between Visa and its underwriters concerning the quantum of the IPO discount.
As a result of the mandatory redemption of 56.19% of our shares and the final adjustment process, we recorded a pre-tax loss of $22 million in the second quarter of 2008. This amount includes a $45 million loss on the redemption of 56.19% of our shares net of a $23 million gain that resulted from the favorable final share allocation of Visa’s restricted shares relative to what we originally estimated. Visa’s Class A shares have appreciated significantly since the IPO and as a result we did not record an other-than-temporary impairment on our remaining holdings as at April 30, 2008. We provided disclosures concerning the amount of our Q2 2008 loss on page 8 of our second quarter interim report.
Securitization of Third-party Assets, page 58
5.	We note your tabular presentation of your exposure to entities involved in the securitization of third-party assets which includes disclosure related to third-party structured vehicles for the two years ended October 31, 2007. During each of the periods presented, please tell us whether you have been required to provide funding to or purchase assets from these third party structured vehicles and quantify the amount of support given. As applicable, tell us how you considered these actions in determining whether or not you were not the primary beneficiary of these vehicles.

During the two years ended October 31, 2007, instances where we were required to provide funding to third party structured vehicles or were required to purchase assets from third party structured vehicles were limited to:

•	the provision of US$30 million in funding during 2007 pursuant to liquidity facilities;

•	the provision of funding with a notional balance outstanding of US$603 million at October 31, 2007 and US$326 million at October 31, 2006 pursuant to delayed draw arrangements; and

•	the provision of funding pursuant to variable funding notes of which $21 million was outstanding at October 31, 2007.
In respect of the provision of funds pursuant to liquidity facilities, we did not consider CIBC to be the primary beneficiary of the underlying conduits as a consequence of the relative seniority of our exposure within the conduits and due to the small size of our exposure relative to the total variable interests of the conduits.
In respect of the provision of funding pursuant to the delayed draw facilities and the variable funding notes, we did not consider CIBC to have a significant variable interest in the underlying conduits because these positions were hedged with derivative counterparties which held the implicit variable interest.
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In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (416) 956-3364 or Francesca Shaw, our Chief Accountant, at (416) 861-3409.
Very truly yours,
David Williamson
Senior Executive Vice President and Chief Financial Officer
cc:	John Spitz Securities and Exchange Commission Edward S. Best Mayer Brown LLP Robert Swegle Colleen Berry Hiller Ernst & Young LLP